OFFERING MEMORANDUM: PART II OF OFFERING DOCUMENT
(Exhibit A to Form C)



FISHER WALLACE LABORATORIES, INC.
630 Flushing Avenue – Box 104
Brooklyn, NY 11206
www.fisherwallace.com

Up to $997,407.00 in Class B Non-Voting Common Stock
at $11.07 per share, including a 3.5% Investor Processing Fee
Minimum Target Amount: $9,963.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THIS OFFERING

Securities Offered:	Class B Non-Voting Common Stock (the "**Class B Shares**")
Target Offering Amount:	$9,963.00 (900 shares of Class B Non-Voting Common Stock)
Offering Maximum:	$997,407.00 (90,100 shares of Class B Non-Voting Common Stock)
Purchase Price:	$11.07 per share, ($10.70/Share plus a 3.5% Investor Processing Fee)
Minimum Investment:	$287.82 (26 shares of Class B Non-Voting Common Stock), including a 3.5% Investor Processing Fee

The Offering is being made through DealMaker Securities LLC (the "**Intermediary**"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The rights and obligations of any Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to February 5, 2024 (the "**Offering Deadline**"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason. For its services, Intermediary will receive $7,500 in activation fees for diligence, infrastructure for the self-directed roadshow, and onboarding. It will also receive a $2,000/month account management and software access fee, and 8.5% Cash Fee from all proceeds in the Offering.

Investors will be required to pay an Investor Processing Fee of 3.5% to the Company at the time of the subscription to help offset transaction costs. The Intermediary will receive a cash commission on this fee.

Investment Incentives & Bonuses[1]

All investors that contribute at least $996.30 in this offering shall receive a coupon for an OAK®, the Company's new Version 2 device which is in development.[2] Investors shall also be entitled to receive additional Class B Shares, as bonus shares, based on the amount and timing of their investment, and whether the investor is an existing investor of the Company.

Existing Investors

Existing investors of the Company who, at the time of investment, hold Class B Shares of the Company, whether acquired in a prior offering of the Company, or acquired through a prior subscription in this offering ("**Existing Investors**"), shall be entitled to the following perks:

Time of the Investment following Campaign Launch[3]	Investment Amount	Perk
Days 1-7	$287.82 and above	100% Bonus Shares
Days 1-7	$996.30 and over	Oak® Coupon
Days 8-21	$287.82 and above	75% Bonus Shares
Days 8-21	$996.30 and over	Oak® Coupon

New Investors

Investors in this Offering who are not Existing Investors, shall be entitled to the following perks:

Time of the Investment following Campaign Launch[3]	Investment Amount	Perk
Days 1-7	$287.82 and above	75% Bonus Shares
Days 1-7	996.30 and over	Oak® Coupon
Days 8-21	$287.82	No perks
Days 8-21	$298.89 or higher	50% Bonus Shares
Days 8-21	$996.30 and over	Oak® Coupon

(1)   All Investors will receive the highest single bonus for which they are eligible. To receive perks from an investment in this offering, an investor must submit a single investment in this offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. For purposes of clarity, each investor shall be entitled to receive one coupon for one Version 2 Device, regardless of the number of separate subscriptions they make in this offering.

(2)   We are completing the design phase of the Fisher Wallace Version 2 Device and are seeking FDA approval, and expect to commence manufacturing in late 2024 and distribute investigational devices for usability testing, confirmatory testing, and pilot studies prior to commercially distributing the device under regulatory approval; provided, however, there may be design and production delays which may extend the delivery date. In addition, we may not successfully complete the design and manufacturing or obtain necessary FDA approvals for the product, in which case the device may never be delivered. We, therefore, assign no value to this coupon.

(3)   Days 1-7 include the day this offering is launched (the "**Launch Date**") through 11:59 pm Eastern Standard Time ("**EST**") (04:59 am Coordinated Universal Time ("UTC") on the 7th day following the Launch Date. Days 8-21 commence at 12:00 am EST (06:00 am UTC on the 8th day following the Launch Date, and ends at 11:59 pm EST (04:59 am UTC) on the 21st day following the Launch Date.

Restrictions on Transfer

For one (1) year, the Class B Shares may not be transferred, unless such Class B Shares are transferred (1) to the Company; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Use of Proceeds

The net proceeds of this offering will be used primarily as follows:

	If Target Offering Amount Sold	If Maximum Offering Amount Sold*
Total Proceeds:	$10,000	$1,000,000
Less: Offering Expenses		
(a) DealMaker Fees	$850	$85,000
(b) Professional Fees[(1)]	$7,500	$7,500
Net Proceeds	$1,650	$907,500
Use of Net Proceeds:		
(a) Clinical Research	$0	$250,000
(b) Regulatory Affairs & Legal Fees	$0	$150,000
(c) Manufacturing	$0	$100,000
(d) Product Development	$0	$100,000
(e) Operations	$1,650	$307,500
Total Use of Net Proceeds	$1,650	$907,500

*The above table data is rounded to the nearest whole $100.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

We may incur Irregular Uses of Proceeds which may include but are not limited to the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, and any repayment of intercompany debt or back payments.

THE COMPANY AND ITS BUSINESS

This discussion should be read in conjunction with the other sections of this Report, including "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Financial Statements attached and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Report.

Business Summary

The company develops, manufactures and has marketed transcranial alternating current stimulation ("**tACS**") medical devices, also known as Cranial Electrotherapy Stimulation devices, for the treatment of depression, anxiety and/or insomnia, as well as stress and sleep management. The Fisher Wallace Stimulator Version 1.0 is a variable output Cranial Electrotherapy Stimulation ("**CES**") device that was legally marketed in the United States through 510(k) clearances issued by the United States Food & Drug Administration (the "**FDA**") for the treatment  of depression, anxiety and insomnia. In 2019, the FDA required Class III premarket approval for CES devices intended to treat depression and Class II special controls for CES devices intended to treat anxiety and/or insomnia, but permitted established manufacturers to continue marketing products under the 510(k) for a period of time. In April 2023, we ceased marketing our Version 1.0 device as a result of our 510(k) clearance expiring. *See Risk Factors – "As a result of government regulation, we have ceased commercially distributing our Version 1.0 device in the United States and will only commercially distribute our Version 2.0 device if and when it is granted approval or clearance by the FDA. The inability to commercially distribute our Version 1.0 device has and will limit our ability to generate revenue until and unless we commercialize our Version 2.0 device in the United States or other markets."*

To fulfill the new FDA requirements, we began developing a patent-pending, fixed output CES device ("**Version 2.0**") under a new brand name, OAK, and pursuing FDA approval and clearances to market it for the designations of depression, anxiety and/or insomnia.

Our inability to continue marketing our Version 1.0 device has resulted in a significant reduction of revenue, and shall continue to do so until and unless we obtain approval or clearance for our Version 2.0 device, or obtain approval and clearance for our Version 2.0 in other markets, including in Europe and the UK through the CE Mark and UKCA Mark pathways, for which we intend to apply. *"We are seeking FDA approval and clearance for our Version 2.0 Device, and may not receive such approval or clearance; failure to obtain approval or clearance for our Version 2.0 device will limit our ability to generate revenue in the United States."*

Our technology has been shown in published studies to stimulate neurochemical production and lower cortisol, as well as reduce the symptoms of depression, anxiety and insomnia. Patients use the device at home for 20 minutes per treatment session and, in clinical trials and practice, the majority of patients experienced durable symptom reduction within 1-4 weeks of treatment. In a recently completed clinical trial, our Version 2.0 technology was shown to be significantly superior to placebo control and reduce moderate to severe depression symptoms by 50% or more in the first week among the 185 female participants, without causing any serious side effects.

We believe the depression, anxiety and insomnia treatment markets are inadequately served by slow-acting drug therapy which may cause significant side effects, and slow-acting behavioral therapy which is unaffordable for many patients. We compete with these standards of care by offering an easy-to-use, low-risk, rapidly effective and affordable treatment option that may be prescribed via telemedicine and shipped directly to patients. The customer base for our devices is large and growing, and we believe that the demand for mental health treatment will remain high for the foreseeable future.

We have invested millions of dollars in clinical research and product development over the past several years with the goal of obtaining new regulatory approval in the US and Europe for our Version 2.0 device, called OAK, that was designed in collaboration with the teams behind Beats, Nest and the HoloLens.

Intellectual Property

We have filed a provisional patent application covering the therapeutic output and industrial design of our Version 2.0 device; however, a patent may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. We do not consider patent protection as strong a barrier to competition as regulatory clearance and approval, as the later requires significant investments of time and money in clinical research. We may seek additional intellectual property protection in the course of our development of new products and subsequent versions of our products. We currently own trademarks for our brands, including OAK®, and their respective domain names.

Employees

After ceasing to distribute our Version 1.0 device commercially, we streamlined operations to focus on research and development, as well as regulatory affairs, with a full-time CEO who now leads a team of part-time customer service and finance employees, consultants, advisors, and freelancers, allowing the company to maintain minimal fixed overhead during its development phase , until it approaches commercial distribution of its Version 2.0 technology. In additional to various consultants, we currently have one full time and two part-time employees.

Property

Our corporate headquarters is located at 630 Flushing Avenue, Brooklyn – Box 104, New York, where we currently lease 2100 square feet of office space under a 2-year lease for $ 7,190 per month. As of February 1st, 2024, this space will be temporarily reduced to serve the needs of a more modular team until we begin commercial distribution of Version 2.0, as well as storage for our Version 2.0 research devices and legacy Version 1.0 devices and related accessories.

Competitors and Industry

Our products primarily compete with drug therapy and behavioral therapy, however, our products may be used in conjunction with these standards of care. Additional competitive technologies include transcranial magnetic stimulation, vagal nerve stimulation, and other forms of cranial electrotherapy stimulation. Many of our competitors have more access to capital and marketing/sales channels and human resources than we do. They may succeed in developing and marketing competing products earlier than us, or products that are superior to ours. There can be no assurance that our competitors will not render our technology or product obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Legal Proceedings

We are currently engaged in disputes with several prior vendors that we believe have not fulfilled their commitments or acted fraudulently, and, if not resolved, one or more of these disputes may lead to litigation or arbitration proceedings.

We are disputing $1,223,030, plus interest and fees, in digital advertising invoices from a vendor that we believe grossly misrepresented the performance of its advertising. While we have attempted to negotiate a reasonable settlement (and continue to do so), the vendor may file an arbitration proceeding to pursue the full amount or otherwise apply pressure in an attempt to accelerate a settlement. If that occurs, we intend to vigorously defend ourselves and may even bring a counterclaim(s) against the vendor.

We are disputing a $317,932 invoice from a terminated manufacturing vendor in China that shipped us defective products. While we have attempted to negotiate a reasonable settlement, we believe a lawsuit is imminent and intend to vigorously defend ourselves if such a lawsuit is filed.

We are disputing a $124,954.50 invoice from a testing laboratory. We believe we were significantly overbilled, and are attempting to negotiate a reasonable settlement, however, the vendor recently made an unreasonable demand of $253,475.30. We believe an arbitration proceeding or lawsuit is imminent and intend to vigorously defend ourselves if such a proceeding is commenced.

RISK FACTORS

Investing in our Class B Shares involves risk. In evaluating us, careful consideration should be given to the following risk factors, in addition to the other information included in this Report. Each of these risk factors could materially adversely affect our business, operating results or financial condition, as well as adversely affect the value of an investment in our Class B Shares. The following is a summary of the risk factors that we currently believe make an investment in our Class B Shares speculative or substantially risky. We are still subject to all the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

As a result of government regulation, we have ceased commercially distributing our Version 1.0 device in the United States and will only commercially distribute our Version 2.0 device if and when it is granted approval or clearance by the FDA. The inability to commercially distribute our Version 1.0 device has and will limit our ability to generate revenue until and unless we commercialize our Version 2.0 device in the United States or other markets.

The Fisher Wallace Stimulator Version 1.0 is a variable output Cranial Electrotherapy Stimulation ("**CES**") device legally marketed in the United States through 510(k) clearances issued by the United States Food & Drug Administration (the "**FDA**") for the treatment of depression, anxiety and insomnia. In 2019, the FDA required Class III premarket approval for CES devices intended to treat depression and Class II special controls for CES devices intended to treat anxiety and/or insomnia, but permitted established manufacturers to continue marketing products under the 510(k) for a period of time. In April 2023, we ceased marketing our Version 1.0 device as a result of our 510(k) clearance expiring. Our inability to continue marketing our Version 1.0 device has resulted in a significant reduction of revenue, and shall continue to do so until and unless we obtain approval or clearance for our Version 2.0 device, or obtain approval and clearance for our Version 2.0 in other markets, including in Europe and the UK through the CE Mark and UKCA Mark pathways, for which we intend to apply.

We are seeking FDA approval and clearance for our Version 2.0 device, and may not receive such approval or clearance; failure to obtain approval or clearance for our Version 2.0 device will limit our ability to generate revenue in the United States.

We have conducted multiple clinical trials with our Version 2.0 device and are actively pursuing FDA approval and clearance. Failure to obtain FDA approval or clearance for our Version 2.0 device will limit our ability to generate revenue in the United States. We intend to apply for approval and clearance for our Version 2.0 in other markets, including in Europe, regardless of the outcomes of our US applications, but there is no guarantee we will be successful in obtaining regulatory clearance in Europe.

Our failure to comply with government regulations could adversely affect our business.

Our ability to market and sell our products is dependent on our compliance with governmental regulations such as FDA regulations, Federal Trade Commission regulations and health and safety codes, both domestically and abroad. While we believe we operate in substantial compliance with these laws, they are complex and subject to change. Our failure to comply with any of these laws could result in required changes in the design of the products, the manner in which we market our products, fines, penalties, judgments or other sanctions, including the temporary suspension of operations or a delay in the marketing and sales of our products, any of which could adversely affect our business, operations and our reputation.

A new version of our Fisher Wallace Simulator is in development and will require additional capital to be commercialized.

We have developed a new version of our technology with new therapeutic output, industrial design and packaging, as well as a mobile app to offer recurring digital health services, support usage compliance, and track symptoms and cognitive performance. If we do not have sufficient capital, or for other reasons, are unable to complete the development of or commercialize the new device, it could have a material and adverse effect on our future operations. Even if we complete its commercial development, it may fail to gain market acceptance for any number of reasons, which could materially and adversely impact the value of your investment.

Our new product could fail to achieve the sales projections we expect.

Our growth projections are based on an assumption that our new products will gain traction in the marketplace at a faster rate than our previous products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Developing new products and technologies entails significant risks and uncertainties.

We are currently in the research and development stage and have only manufactured our Version 2.0 device for research purposes. Delays or cost overruns in the development of the commercial version of our Version 2.0 device and/or failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

We received reports of a number of our variable output devices overheating when batteries were installed into the device incorrectly (i.e., backwards). We have no evidence of a risk of fire. We informed customers of the issue and determined that a removal action was not necessary. If our products fail to perform as expected, we may have to recall them and our ability to develop, market and sell our products could be harmed.

We discovered that the variable output devices produced by our previous (terminated) Chinese contract manufacturer did not have reverse current protection, and that this could cause the two AA batteries to become warm or hot if accidentally installed incorrectly (backwards). As long as customers do not put the batteries in backwards, they should not experience an overheating issue. Products produced in the future may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. There can be no assurances that we will not be required to recall any products in the future. There can be no assurance that we will be able to detect and fix all defects in future products prior to their sale. Any product defects or any other failure of our products to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We depend on certain key personnel and must attract and retain additional talent.

Our future success depends on the efforts of key personnel and consultants. As we grow, we may need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We face significant market competition.

Our products primarily compete with drug therapy and behavioral therapy, however, our products may be used in conjunction with these standards of care. Additional competitive technologies include transcranial magnetic stimulation, vagal nerve stimulation, and other forms of cranial electrotherapy stimulation. Many of our competitors have more access to capital and marketing/sales channels and human resources than we do. They may succeed in developing and marketing competing products earlier than us, or products that are superior to ours. There can be no assurance that our competitors will not render our technology or product obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have debt obligations and credit lines.

We have an outstanding Promissory Note due to our founder, Charles A. Fisher in the principal amount of $576,525, which accrues interest at 5% per annum, and $175,000 in outstanding convertible promissory notes due to Simon Webster, which does not bear interest. In addition, we have various credit lines and may have to seek additional loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement or note could have a material adverse effect on our business, results of operations or financial condition.

Certain legal claims have been threatened against us which could result in lawsuits.

We have various disputes with former vendors which could result in collection lawsuits, which we are attempting to resolve. *See "The Company and Its Business – Legal Proceedings."* We believe a lawsuit is imminent from one such vendor, a testing lab, which invoiced us $124,954.50 for services. We believe we were overbilled because we canceled a portion of the services before they commenced. We are attempting to negotiate a reasonable settlement; however, the vendor has made an unreasonable demand of $253,475.30. If a lawsuit is filed, we intend to vigorously defend it. We are also attempting to settle a dispute over a $317,932 invoice from a terminated manufacturing vendor in China that shipped us defective products, which if we are unable to settle, could result in a lawsuit. In addition, we are attempting to settle a dispute with respect to $1,223,030 in digital advertising invoices from a vendor that we believe grossly misrepresented the performance of its advertising, and are in settlement discussions. If we are unable to settle this matter, a lawsuit could be filed against us.

In addition, from time to time, we may receive other claims and become subject to lawsuits involving, breach of contract, employment, copyright infringement and other matters related to the conduct and operation of our business. Such litigation, and any future litigation, whether as plaintiff or defendant, may be costly and time consuming and could divert management and key personnel from our regular business operations. An unfavorable resolution of any such matter could have a material adverse effect on our business.

Our auditor has issued a "going concern" opinion on our financial statements, which means that the auditor is not sure if we will be able to succeed as a business without additional financing.

Our auditor has issued a "going concern" opinion on our financial statements because of our recurring losses from operations and net capital deficiency has raised substantial doubt about our ability to continue as a going concern.

Our intellectual property could be unenforceable or ineffective.

We have filed a provisional patent application covering the therapeutic output and industrial design of our Version 2.0 device; however, a patent may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. We also own several trademarks and domain names. Companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to market or sell our products, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results.

From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights. If we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease selling one or more of our products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

We depend on technology and advanced information systems, which may fail or be subject to disruption.

There are no assurances that our software and website will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use our website and software. Further, our software systems may be the target of malicious attacks seeking to identify and exploit weaknesses in our software. Cyber-attacks may target vendors, customers or other third parties, or the communication infrastructure on which they depend. Despite good faith efforts by us to mitigate the risks associated with cyber-attacks through various security protocols, an attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business.

The integrity, reliability, and operational performance of our information technology ("**IT**") infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. While we have taken several measures to safeguard against a failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects.

We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects.

We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects.

We store investor, customer and vendor personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor, customer or vendor data, our relationships with our investors, customers, vendors, and/or other third parties will be severely damaged, and we could incur significant liability.

Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and any third-party hosting facility that we may use, may be unable to anticipate these techniques or to implement adequate preventative measures.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, quality management, regulatory affairs, product development, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. Any significant delays or other complications in maintaining our third-party manufacturers, or manufacturing our products, including, but not limited to, complications associated with production or supply chain, or regulatory approvals, or any disruptions or failures to maintain our relationships, could materially damage our brand, business, prospects, financial condition and operating results.

Manufacturing and selling our products internationally may present risks.

Certain components of our products are manufactured internationally. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful appropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business. We intend to mitigate this risk through inventory and supply chain management practices. There are many potential contract manufacturers that can produce our products both in the US and abroad.

In addition, we are required to comply with all applicable domestic and foreign export control laws, including the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services.

We store personally identifiable information of consumers which is subject to vast regulation.

Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Evolving regulations regarding personal data and personal information, in the European Union and elsewhere, including, but not limited to, the General Data Protection Regulation, which we refer to as GDPR, the California Consumer Privacy Act of 2018 and similar privacy laws in other states and jurisdictions, may limit or inhibit our ability to operate or expand our business, or market our products. Such laws and regulations require or may require us to implement privacy and security policies, permit consumers to access, correct or delete personal information stored or maintained by us, inform individuals of security incidents that affect their personal information, and, in some cases, obtain consent to use personal information for specified purposes. Such laws and regulations could restrict our ability and our customers' ability to collect and use personal information, which may reduce demand for our solutions.

Changing industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public's perception of our kiosks and software. If our solutions are perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, we or our customers may be subject to public criticism.

Any failure on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may result in a decrease in our profitability and/or limit adoption of and demand for our products.

If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results and prospects will suffer.

If we are unable to maintain a sufficiently low level of costs for manufacturing, marketing, selling and distributing our products relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. Many of the factors that impact our operating costs are beyond our control. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

No public trading market currently exists for our Class B Shares.

There is no public market for our Class B Shares. Until our Class B Shares are listed on an exchange, if ever, you may not sell your Class B Shares unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Class B Shares promptly or at all. If you are able to sell your Class B Shares, you may have to sell them at a substantial discount to the price you paid for the Class B Shares.

Holders of Series Seed Preferred have liquidation and dividend preferences.

The Series Seed Preferred has liquidation and dividend preferences. We may not pay any dividends on shares of Common Stock (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series Seed Preferred first or simultaneously receive a dividend equal to the dividend they would receive if the Series Seed Preferred were converted into shares of Common Stock. If we are dissolved, liquidated, wind down, or engage in a merger, reorganization or sale of substantially all of our assets, and there are assets available for distribution, the holders of Series Seed Preferred are entitled to receive $2.6774 per share, prior to any payment to the holders of Common Stock, and if our assets are insufficient to fully pay the liquidation preference, all remaining assets shall be distributed to the holders of Series Seed Preferred. There are currently 933,727 outstanding shares of Series Seed Preferred. As a result, assuming no other shares of Preferred Stock were issued, upon a liquidation, dissolution or winding up, the holders of Series Seed Preferred would receive $2,500,000 prior to any distribution of assets to the Common Stockholders.

Holders of Series Seed Preferred have anti-dilution protection.

Pursuant to our Amended and Restated Certificate of Incorporation, as amended, the holders of Series Seed Preferred have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price of the Series Seed Preferred, or $2.6774 per share.

Terms of subsequent financings may adversely impact your investment.

We may need to engage in common equity, debt or preferred stock financings in the future. Your rights and the value of your investment in the Class B Shares could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Shares. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Holders of our Class B Shares have no voting rights.

Subject to applicable law and, except as mentioned in our organizational documents, the holders of Class B Shares have no voting rights, management or control rights or influence or vote on any corporate matters, and the voting stockholders and directors may take actions of which a majority of the holders of Class B Shares disapprove. In assessing the risks and rewards of an investment in the Class B Shares, investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, employees and holders of our voting shares, to make appropriate decisions in respect to our management, and the holders of Class B Shares will be subject to the decisions of our directors, officers, employees and holders of our voting shares.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

Foreign securities laws.

Prior to accepting any subscriptions from residents of foreign jurisdictions, we intend to consult with local counsel to ensure we accept any such subscription in compliance with local law. If, however, we accept any subscriptions and fail to comply with local law, it may subject us to regulatory actions in such foreign jurisdictions.

Our valuation and our offering price have been established internally and are difficult to assess.

The company has set the price of its Class B Non-voting Common Stock at $10.70 per share, plus a 3.5% Investor Transaction Fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Class B Non-voting Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion of our financial condition and results of operations for the twelve-month period ended December 31, 2022 (the "**2022 Annul Period**"), and the twelve-month period ended December 31, 2021 (the "**2021 Annual Period**") should be read in conjunction with our audited consolidated financial statements and the related notes included in this report. The Financial Statements for the 2022 Annual Period and the 2021 Annual Period are attached hereto as Exhibit A.

Overview

We were formed as a Delaware corporation on August 23, 2019, and our headquarters are in New York, New York. Our predecessor-in-interest, Fisher-Wallace Laboratories, LLC, sold us substantially all of its assets in September 2019.

Results of Operation

Sales

For the 2022 Annual Period our net sales were $4,739,387, compared to $4,230,290 for the 2021 Annual Period. We have experienced a significant decrease in revenue during 2023, because we stopped marketing our older, variable output device for the specific designations of depression and anxiety and/or insomnia in the United States, due to the expiration of our marketing clearances for depression, and the likelihood of an enforcement action if we continued to market our older device for anxiety and/or insomnia in the United States. We expect such revenue impact to continue unless and until we obtain FDA approval or clearance to market and sell our Version 2.0 device in the United States, and/or obtain approval and clearance to market and sell our Version 2.0 Device in other markets, such as in Europe.

Cost of Goods Sold

For the 2022 Annual Period, our cost of goods sold was $1,096,113 compared to $623,703 for the 2021 Annual Period. The significant increase in the cost of goods sold during 2022, is primarily a result of an increase in sales volume and increases in cost.

Gross Profit

For the 2022 Annual Period, our gross profit was $3,643,274 compared to $3,606,587 for the 2021 Annual Period.

Operating Expenses

Our operating expenses consist of advertising marketing and sales expenses, general and administrative expenses and research and development expenses. For the 2022 Annul Period, our operating expenses were $10,398,801, including $5,139,819 for advertising, marketing and sales, $2,308,252 for general and administrative and $2,950,730 for research and development.

For the 2021 Annual Period, our operating expenses were $6,770,115, including $3,229,171 for advertising and marketing, $1,464,475 for general and administrative and $2,076,469 for research and development. The significant increase in advertising, marketing, and sales expenses was primarily the result of increased advertising spending, and a decision, beginning in 2022, to record sales fees and sales shipping expense under advertising, marketing and sales expenses, rather than under cost of goods sold and general and administrative expenses. The increase in research and development expenses is primarily related to clinical trials and product development and regulatory approval expenses for our Version 2.0 Device. We expect our operating expenses during 2023 to remain elevated due to continued product development and regulatory approval costs.

Loss From Operations

Our loss from operations was $6,755,527 for the 2022 Annual Period, compared to $3,164,028 for the 2021 Annual Period.

Other Expenses

Other Expenses for the 2022 Annual Period were $245,888, including $247,239 in interest expense related to our various credit lines, offset by a small gain in currency exchange. Other Expenses for the 2021 Annual Period were $98,513, including $147,493 in interest expenses related to our various credit lines, and a gain of $48,620 related to the forgiveness of our Paycheck Protection Program Loan. The increase in interest expenses during the 2022 Annual Period resulted primarily from our increased use of our credit lines.

Net Loss

Our net operating loss for the 2022 Annul Period was $7,001,415, compared to a net operating loss of $3,262,291, for the 2021 Annual Period. The significant increase in losses is primarily due to the increase in cost of goods sold, and our operating expenses.

Liquidity and Capital Resources

Since our inception we have raised over $10,000,000 through various securities offerings, which we have used for research, product development, regulatory affairs, manufacturing, and operations. As of November 30, 2023, we had $398,099 in cash, compared to $128,229 as of December 31, 2022. Our total assets as of November 30, 2023, were $390,211 compared to $439,495 as of December 30, 2022, with such decrease being primarily the result of the continuous use of cash for product development and to fund clinical trials.

As of November 30, 2023, the Company had capital resources available in the form of a line of credit for $200,000 from Bing, and recurring access to Shopify Capital advances against revenue that typically amounts to approximately one month of revenue. As of September, 25, 2023, we ceased advertising on Google or Bing as we no longer market or distribute our Version 1.0 device, while we concentrate our resources on completing clinical trials and preparing to go to market with the next version of our device. Our daily cash balance fluctuates significantly as a result of drawdowns. As of the period ending November 30, 2023, the Company had $398,099 in cash.

Our inability to market our Version 1.0 device for the specific designations of depression and anxiety and/or insomnia, has resulted in a significant reduction of revenue, and shall continue to do so until and unless we obtain approval or clearance for our Version 2.0 device.

We may incur significant additional costs in finalizing the development of our new Stimulator, and in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from our recent Regulation Crowdfunding campaign, funds received through this offering, and additional debt and/or equity financings as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and marketing, which could harm our business, financial condition and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Debt

We have an American Express credit card, which accrues interest on outstanding balances of 9% per annum. As of November 30, 2023, we had $71,872.01 outstanding under our American Express card.

We have a Chase credit card, which accrues interest on outstanding balances of 21.24% per annum. As of November 30, 2023, we had $125,260.05 outstanding under this card.

We have a credit line with Shopify Capital, which accrues interest at 13% and any advances must be repaid daily. As of November 30, 2023, we had $381,307 outstanding on this credit line.

We have an outstanding loan to Charles A. Fisher, our chairman, chief financial officer and secretary, in the principal amount of $576,525, plus interest in the amount of $113,702, which had accrued as of November 30, 2023. Interest at a rate of 5% per annum accrued on the principal amount of the loan, and we will be required to repay the loan in equal monthly installments of $20,000 commencing at some point in the future.

In December 2020, we entered into a loan agreement with Clear Finance Technology Corp. (Clearbanc), pursuant to which Clearbanc paid our bills for advertising expenses to Google and Facebook amounting to $242,346 and $82,654, respectively, for a total of $325,000. Under this agreement, we assigned $364,000 of our future receivables due for payment to Clearbanc, based on 20% of our future receivables collected on a daily basis. On February 24, 2021, this loan was restructured, and we received additional loans of $150,000 after payment of $54,172 of principal on the loan. The new loan principal amount was $420,828 with a discount of $18,000. On April 28, 2021, the loan was again restructured, and we received an additional loan of $200,000 after a principal loan repayment of $156,005. The new loan principal amount was $464,823 with a discount of $24,000 to be amortized over the life of the loan. As of November 30, 2023, the remaining balance due to Clearbanc and Facebook were $27,675, and $173,974, respectively.

We also have outstanding two convertible promissory notes in the aggregate principal amount of $175,000.

Plan of Operations

Throughout 2024, we intend to focus on obtaining regulatory approval for, and the commercialization of, our Version 2.0 technology. The extent to which we will be able to meet these goals depends upon the funds raised in this offering.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Term of Office
Kelly Roman	Chief Executive Officer and Director	August 2019 – Present
Charles A. Fisher	Chief Financial Officer, Secretary and Director	August 2019 – Present
Simon Webster	Director	December 2021 - Present

There are no arrangements or understandings between executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such.

Kelly Roman, has served as our chief executive officer and director since our inception in August 2019. As Chief Executive Officer, Mr. Roman is responsible for our strategy and execution, with a focus on advertising, email marketing, content, product development, regulatory affairs, and clinical trial strategy. Between July 2009 and August 2019, Mr. Roman served as the Chief Executive Officer of our predecessor organization, Fisher-Wallace Laboratories, LLC, a New York limited liability company. Mr. Roman graduated from Harvard College, and served as an award-winning executive in the digital advertising (Nielsen) and SaaS industries (Oddcast).

Charles A. Fisher, has served as our Chairman, Chief Financial Officer and Secretary since our inception in August 2019. As Chief Financial Officer, Mr. Fisher manages device manufacturing, inventory, office staff, public relations, financial controls, and governmental reporting. Since January 2007, Mr. Fisher has served as the manager and Chief Financial Officer of our predecessor organization, Fisher-Wallace Laboratories, LLC, a New York limited liability company. Mr. Fisher is a graduate of Harvard College, and an entrepreneur with extensive career experience in building consumer products companies.

Simon Webster, has served as a director since December 2021. Since March 2021, Mr. Webster has served as Chief Executive Officer of SHUFL Capital, a venture capital firm focusing on investments in sleep, health, fitness and leisure. Between November 2019 and March 2021, Mr. Webster served as Group Chief Executive Officer of CPA Global, an IT services and consulting business, and served as the Chief Executive Officer of CPA Global between October 2015 and November 2019. Since November 2021, he has served as a Director of Jersey Bulls Football Club.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our outstanding voting securities as of September 30, 2023, by each person whom we know owned, beneficially, more than 20% of the outstanding voting securities.

Holder	Number and Class of Securities	Percentage
Charles A. Fisher	3,775,651 Class A Shares	54.68%

RELATED PARTY TRANSACTIONS

During 2017 and 2018, Charles A. Fisher, our chairman, chief financial officer, secretary, and holder of over 20% of our voting securities, extended loans to Fisher-Wallace Laboratories, LLC, in the aggregate amount of $576,525. Pursuant to an Asset Purchase Agreement entered into in or about September 2019, Fisher-Wallace Laboratories, LLC, sold us substantially all of its assets in exchange for 5,999,999 Class A Shares, and we assumed all of the liabilities of Fisher-Wallace Laboratories, LLC, including, the Note. On November 17, 2022, we memorialized such loans by issuing Mr. Fisher a Promissory Note in the amount of $576,525. Pursuant to the Promissory Note, interest at a rate of 5% per annum commenced accruing on the principal amount of the Note on January 1, 2020, and the Note was due and payable at such times as funds are reasonably available to the company. On November 17, 2021, the Note was amended to provide that the Note shall be repaid in monthly installments of $20,000 commencing on April 1, 2022. On July 5, 2022, the Note was amended to extend the repayment commencement date to April 1, 2023.

In December 2021, we engaged in an offering under Rule 4(1)(a) of the Securities Act, pursuant to which we sold 456,905 shares of Series Seed Preferred for $2.7358 per share or an aggregate offering price of $1,250,000, to SHUFL Venture Capital LTD. ("**SHUFL**"). Upon the closing of such offering, Simon Webster, the Chief Executive Officer of SHUFL, was appointed a director. Pursuant to the exercise of an option by the holders of Series Seed Preferred, in March 2022, we sold an additional 456,904 shares of Series Seed Preferred to SHUFL in exchange for $2.7358 per share or an aggregate offering price of $1,250,000. Pursuant to a Side Letter Agreement, we issued SHUFL an additional 19,918 shares of Series Seed Preferred, and in connection therewith, Amended our to Amended and Restated Certificate of Incorporation, to (a) increase the authorized number of shares of Preferred Stock and Series Seed Preferred, from 913,809 shares to 933,727 shares, and (b) decrease the Series Seed Conversion Price and Series Seed Original Issue Price from $2.7358 per share to 2.6774 per share.

In July 2022, SHUFL Venture Capital LTD., purchased $250,000 in Convertible Promissory Notes in connection with our offering pursuant to Rule 506(c). Simon Webster, a director, is the Chief Executive Officer of SHUFL. The Note was convertible into Class A Shares, at a conversion price of $2.7358 per share. On January 4, 2023, SHUFL converted its Convertible Promissory Note into 98,691 shares of Class A Shares. Pursuant to an Investor Rights Agreement, SHUFL has the right to invest an amount equal to 20% of the principal amount of the Note, in the company's next non-crowdfunding equity financing, at a 25% discount to the offering price in such financing.

In October 2023, in exchange for $75,000, we issued a convertible promissory note to Simon Webster, a director, in the principal amount of $75,000. The Note does not bear interest, however, we have agreed to pay Mr. Webster a $25,000 arrangement fee. The Note is convertible into common stock at the lower of a 30% discount to the price per share in the next financing round, or a $25,000,000 valuation. The Note matures on the four-month anniversary of the closing of a financing in the minimum amount of $750,000.

In October 2023, in exchange for $100,000, we issued a convertible promissory note to Simon Webster, a director, in the principal amount of $100,000. The Note does not bear interest, however, we have agreed to pay Mr. Webster a $20,000 arrangement fee. The Note is convertible into common stock at the lower of a 30% discount to the price per share in the next financing round, or a $25,000,000 valuation. The Note matures in July 2024.

SECURITIES BEING OFFERED

In this offering, we are offering to investors Class B Common Stock.

Our authorized capital stock consists of 11,100,000 shares of common stock, par value $0.0001 per share, of which 7,100,000 shares are designated as "Class A Common Stock" (the "**Class A Shares**") and 4,000,000 shares are designated as "Class B Common Stock" (the "**Class B Shares,**" and sometimes together with the Class A Shares, the "**Common Stock**"), and 913,809 shares of Series Seed Preferred Stock (the "**Series Seed Preferred Stock**").

As of November 30, 2023, we had 6,000,000 Class A Shares outstanding, 1,592,265 Class B Shares outstanding, and 933,727 Series Seed Preferred Stock Shares outstanding. As of November 30, 2023, we also had outstanding options to purchase 130,667 Class B Shares, having an exercise prices of between $2.42 and $5.00 per share, a warrant to purchase 37,557 Class B Shares having an exercise price of $6.21 per share, and warrants to purchase 30,000 Class B Shares having an exercise price of $3.13 per share. We also have 851,229 shares of Common Stock reserved for issuance upon the exercise of stock options that may be granted in the future.

The rights of holders of our shares are governed by our Certificate of Incorporation. Our Certificate of Incorporation may be amended by our Board and by the vote of the holders of a majority of the outstanding Class A Shares, to increase the number of authorized shares of Common Stock, or the authorized number of shares of any class of Common Stock and there is no limit on the number of shares of Common Stock, or any class of Common Stock, that may be authorized and issued. The Board, with the approval of the holders of the Class A Shares, and, and in certain instances, the approval of the holders of Class A Shares and Series Seed Preferred Stock, voting as separate classes, may amend the Certificate of Incorporation to create one or more series of preferred stock that have rights, preferences and privileges senior to the rights, preferences and privileges of the Common Stock and Series Seed Preferred Stock.

Common Stock and Preferred Stock

Liquidation Preference

In the event of any liquidation or winding up of the company, or a merger, consolidation or sale of substantially all of the assets of the company (a "**Deemed Liquidation Event**"), the holders of Series Seed Preferred Stock shall be entitled to receive, prior to and in preference to the holders of Common Stock, an amount equal to the greater of (i) the Original Issue Price (as defined below) for each share of Series Seed Preferred Stock, plus any declared but unpaid dividends, and (ii) such amount per share as would have been payable had each such share been converted into Class A Shares immediately prior to such liquidation, winding up or Deemed Liquidation Event)(the "**Series Seed Liquidation Amount**"). The "**Original Issue Price**" is currently, $2.6774, and is subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Stock, and certain issuances of securities at below the Original Issue Price. See "Securities Being Offered – Anti-Dilution Protection" for a detailed discussion of these rights.

After the payment of the Series Seed Liquidation Amount to the holders of Series Seed Preferred Stock, the remaining assets of the company will be distributed ratably to the holders of Common Stock.

Conversion

Each share of Series Seed Preferred Stock shall be automatically converted into Class A Shares at the then-applicable conversion rate (i) in the event that the holders of a majority of the Series Seed Preferred Stock consents to such conversion, or (ii) upon the closing of an underwritten public offering on a firm commitment basis, resulting in aggregate net proceeds to the company (after underwriting discounts and commissions) of not less than $20 million, based on a pre-money valuation of the company of not less than $50 million. The conversion price applicable to each share of Series Seed Preferred Stock equals the Original Issue Price, however, is subject to broad-based weighted average anti-dilution for certain future issuances of securities at an issuance price, or, with respect to convertible securities, having a conversion price, below the Original Issue Price. See "Securities Being Offered – Anti-Dilution Protection" for a detailed discussion of these rights.

Dividend Preference

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series Seed Original Issue Price; provided that, if the company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the company, the dividend payable to the holders of Series Seed Preferred Stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend. The right to receive dividends on shares of Series Seed Preferred Stock are not cumulative, and no right to dividends shall accrue to holders of Series Seed Preferred Stock by reason of the fact that dividends on said shares are not declared or paid.

Director Appointment Rights

The holders of record of Series Seed Preferred Stock, exclusively and as a separate class, are entitled to elect one (1) of the three directors of the company.

Protective Provisions

At any time when at least 25% of shares of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the

Series Seed Preferred Stock) are outstanding, the company must obtain the written consent or affirmative vote of the holders of a majority of the outstanding shares of Series Seed Preferred Stock, to among other things, liquidate, dissolve or wind-up the business and affairs of the company, effect any merger or consolidation, effect an initial public offering, change the constituting documents of the company in a manner that adversely affects the powers, preferences or rights of the Series Seed Preferred Stock, including, creating additional classes of stock that ranks senior or on par with the Series Seed Preferred Stock.

Preemptive Rights

The holders of Series Seed Preferred Stock have the preemptive right to participate in any future sales of securities by the company (subject to customary exclusions), on a pro rata basis based on such holder's ownership percentage of Common Stock of the company prior to such sales (on a fully diluted basis including any shares of Common Stock issuable or issued upon conversion of shares of Series Seed Preferred Stock and exercise of all authorized options).

Right of First Refusal

The Company first and the Investor second will have a pro rata right of first refusal with respect to any shares of Common Stock of the company, proposed to be transferred by any of the company's founding stockholders.

Tag-Along Rights

The holders of Series Seed Preferred Stock have a tag-along (co-sale) right with respect to the sale of any shares of Common Stock of the company, proposed to be transferred by Founding Stockholders, which would result in a change of control.

Registration Rights

The holders of Series Seed Preferred Stock are entitled to registration rights if and to the extent they are granted to any future stockholder.

Information Rights

Prior to a Qualified IPO, the company shall provide to the holders of Series Seed Preferred Stock: (i) unaudited annual financial statements within 120 days after the end of each fiscal year, (ii) unaudited quarterly financial statements within 45 days after the end of each of the first three fiscal quarters of each fiscal year, (iii) management projections and budgets quarterly and annually one month prior to the start of each year. In addition each holder of Series Seed Preferred Stock has the right to inspect the company's properties, books and records.

Anti-Dilution Protection

Pursuant to the Amended and Restated Certificate of Incorporation, the holders of Series Seed Preferred Stock have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price for such series of Series Seed Preferred Stock, or $2.6774 per share (as may be adjusted pursuant to our Amended and Restated Certificate of Incorporation).

Convertible Notes

In October 2023, in exchange for $75,000, we issued a convertible promissory note to Simon Webster, a director, in the principal amount of $75,000. The Note does not bear interest, however, we have agreed to pay Mr. Webster a $25,000 arrangement fee. The Note is convertible into common stock at the lower of a 30% discount to the price per share in the next financing round, or a $25,000,000 valuation. The Note matures on the four-month anniversary of the closing of a financing in the minimum amount of $750,000.

In October 2023, in exchange for $100,000, we issued a convertible promissory note to Simon Webster, a director, in the principal amount of $100,000. The Note does not bear interest, however, we have agreed to pay Mr. Webster a $20,000 arrangement fee. The Note is convertible into common stock at the lower of a 30% discount to the price per share in the next financing round, or a $25,000,000 valuation. The Note matures in July 2024.

Recent Offerings of Securities

Between 2020 and 2021, we engaged in a Regulation CF Offering in which we sold 445,403 Class B Shares for $2.50 per share, or an aggregate offering price of $1,058,330, including, 13,605 bonus shares issued in the offering, and 8,466 shares issued to StartEngine Primary as a commission. The proceeds of the offering were used for research and development and general working capital.

Between 2020 and 2021, we engaged an offering under Regulation A+ in which we issued 759,336 Class B Shares for $6.21 per share or an aggregate offering price of $4,664,499, including, 8,202 bonus shares issued in the offering and warrants to purchase 37,557 shares issued to StartEngine Primary as a commission. The proceeds of the offering were used for research and development and general working capital.

During 2021 and 2022, we engaged in a private offering under Section 4(a)(1) of the Securities Act and Regulation S, in which we sold 933,727 shares of Series Seed Preferred Stock for $2.6774 per share, or an aggregate offering price of $2,500,000. The proceeds of the offering were used for research and development and general working capital.

In March 2022, we engaged a Regulation CF Offering, pursuant to which we sold 141,608 Class B Shares in exchange for $8.76 per share, or an aggregate offering price of $1,122,944, including 9,573 bonus shares issued in the offering, and 3,845 shares issued to StartEngine Primary as a commission. The proceeds of the offering were used for research and development and general working capital.

In December 2021, we engaged a Regulation CF Offering, pursuant to which we sold 43,654 Class B Shares in exchange for $8.76 per share, or an aggregate offering price of $334,251, including, 4,405 bonus shares issued in the offering, and 1,138 shares issued to StartEngine Primary as a commission. The proceeds of the offering were used for research and development and general working capital.

Between May 2022 and August 2022, we engaged a Regulation CF Offering, pursuant to which we sold 149,495 Class B Shares in exchange for $8.81 per share, or an aggregate offering price of $1,317,051, including, 4,242 bonus shares issued in the offering, and 4,054 shares issued to StartEngine Primary as a commission. The proceeds of the offering were used for research and development and general working capital.

Between June and October 2022, we engaged in a private offering under Rule 506(c) of Regulation D of the Securities Act, in which we sold $414,500 in Convertible Promissory Notes having a conversion price of $2.7358 per share. The proceeds of the offering were used for research and development and general working capital.

Between June and August 2023, we engaged in a Regulation A+ Offering and sold 47,398 shares of Class B Common Stock for $10.67 per share, or an aggregate offering price of $85,016, including, 3,466 bonus shares issued in the offering, plus 1,317 shares issued to StartEngine Primary as a commission. The proceeds of the offering were used for research and development and general working capital.

Between June and August 2023, we engaged an offering under Regulation A+ in which we issued 47,398 Class B Shares for $10.67 per share or an aggregate offering price of $468,754, including, 3,466 bonus shares issued in the offering, plus 1,317 Class B Shares issued to StartEngine Primary as a commission. The proceeds of the offering were used for research and development and general working capital.

In October 2023, in exchange for $75,000, we issued a convertible promissory note to Simon Webster, in the principal amount of $75,000 plus a $25,000 arrangement fee. The proceeds of the offering were used for research and development and general working capital.

In October 2023, in exchange for $100,000, we issued Simon Webster, a convertible promissory note in the principal amount of $100,000 plus a $20,000 arrangement fee. The proceeds of the offering were used for research and development and general working capital.

In November of 2023, we engaged in an offering under Regulation CF in which we issued 81,700 Class B Shares for $10.99 per share, or an aggregate offering price of $564,732, of which we received $488,809 after the fees associated with the offering, including 49,586 base shares and 32,114 bonus shares. The net proceeds of the offering will be used for materials, and legal and preparatory costs for product development and for general working capital.

VALUATION METHODOLOGY

Pre-Money Valuation: $102,658,809

Valuation Details:

We believe the company has valuable intellectual property and clinical trial results that support the utility of its intellectual property, as well as a valuable customer base, with technology that is highly differentiated in a large mental healthcare treatment market. While direct valuation comparisons are difficult to make given the novelty of our approach, we informed our pre-money valuation through a comparison with Talkspace, a mental health treatment company that went public on June 23, 2021, at a $1.4 billion valuation with 46,000 active users. While we are a medical device company, ewe also intend to offer talk therapy and other recurring digital health services to its hardware customers. We believe that converting a hardware customer to a digital health customer will require negligible additional cost of acquisition. We estimate that we have between 50,000 - 70,000 active hardware users, and that half of these customers are candidates for talk therapy and related services. We believe there is tremendous potential to scale our user base through the commercialization of our Version 2.0 hardware. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

WHAT IT MEANS TO BE A MINORITY HOLDER

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

Pursuant to our Amended and Restated Certificate of Incorporation, as amended, the holders of Series Seed Preferred Stock have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price for such series of Series Seed Preferred Stock, which is currently $2.6774 per share.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than April 30 each year. Once posted, the annual report may be found on the Company's website at www.fisherwallace.com. The Company has not previously failed to comply with any ongoing reporting requirements of the SEC. The Company must continue to comply with the ongoing reporting requirements until: (1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record, and has total assets that do not exceed $10,000,000; (3) it has filed at least three annual reports pursuant to Regulation Crowdfunding; (4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5)it liquidates or dissolves its business in accordance with state law.

TRANSACTION PROCESSING

Investment Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Investment Cancellations

Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications

Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, and the Offering Closing at its Offering Deadline.

Material Changes

Material changes to an offering include but are not limited to:

A change in the Target Offering Amount, change in security price, change in management, etc. If the Issuer makes a material change to the Offering terms or other information disclosed, including a change to the Offering Deadline, investors will be given five (5) business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, Investors that have committed funds will be provided five (5) days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the Investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if Investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on January 23, 2024.

FISHER WALLACE LABORATORIES, INC.

By: *Kelly Roman*
Kelly Roman (Jan 23, 2024 15:39 EST)

Kelly Roman, Chief Executive Officer

EXHIBIT A

FINANCIAL STATEMENTS

Fisher Wallace Laboratories, Inc.

(Delaware Corporation)

Consolidated Financial Statements

December 31, 2022 and 2021

FISHER WALLACE LABORATORIES, INC.

TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT

April 21, 2023

To: Board of Directors, Fisher Wallace Laboratories, Inc.

Re: 2022 and 2021 Consolidated Financial Statement Audit

We have audited the accompanying consolidated financial statements of Fisher Wallace Laboratories, Inc. (the "Company"), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, stockholders' equity/deficit, and cash flows for the calendar years thus ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021and 2020, and the consolidated results of its operations, shareholders' equity/deficit and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the notes to the financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

April 21, 2023

FISHER WALLACE LABORATORIES, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2022 and 2021

	December 31, 2022	December 31, 2021
ASSETS		
Current Assets:		
Cash in banks	$ 128,229	$ 1,929,380
Inventories	292,050	33,690
Security Deposit	-	21,167
Other current assets	19,216	15,166
Total Current Assets	439,495	1,999,403
TOTAL ASSETS	$ 439,495	$ 1,999,403
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accounts and credit cards payable	$ 1,914,035	$ 418,483
Accrued expenses	209,285	74,488
Loans payable, net of unamortized discount	427,470	471,468
Deferred revenue	1,029,556	-
Other current liabilities	-	1,759
Total Current Liabilities	3,580,346	966,198
Non-Current Liabilities:		
Convertible notes and accrued interest	420,660	-
Due to related party and accrued interest	663,004	576,525
Total Non-Current Liabilities	1,083,664	576,525
Total Liabilities	4,664,010	1,542,723
Stockholders' Equity (Deficit):		
Series Seed Preferred Stock	91	46
Class A voting common stock	600	600
Class B nonvoting common stock	143	119
Additional paid-in capital, net of offering costs	8,948,580	6,552,968
Class B common stock subscriptions receivable	(76,416)	(73,284)
Accumulated deficit	(13,097,513)	(6,023,769)
Total Stockholders' Equity (Deficit)	(4,224,515)	456,680
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 439,495	$ 1,999,403

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements

FISHER WALLACE LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2022 and 2021

	December 31, 2022	December 31, 2021
Net sales	$ 4,739,387	$ 4,230,290
Cost of goods sold	(1,096,113)	(623,703)
Gross profit	3,643,274	3,606,587
Operating Expenses:		
Advertising and marketing	5,139,819	3,229,171
General and administrative expenses	2,308,252	1,464,475
Research and development	2,950,730	2,076,469
Total Operating Expenses	10,398,801	6,770,115
Loss from operations	(6,755,527)	(3,164,028)
Other Expenses:		
Gain from loan forgiveness	-	48,620
Interest expense	(319,568)	(147,493)
Other income	1,351	360
Provision for income tax	-	250
Net Loss	$ (7,073,744)	$ (3,262,291)
Weighted-average vested common shares outstanding:		
- Basic and Diluted	9,392,849	6,960,252
Net loss per common share		
- Basic and Diluted	$ (0.75)	$ (0.47)

FISHER WALLACE LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
For the years ended December 31, 2022 and 2021

| | Series Seed Preferred Stock | | Class A - Common Stock | | Class B - Common Stock | | Additional | Subscriptions | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount	Shares	Amount	Paid-In Capital	Receivable	Deficit	Equity (Deficit)
Balance at January 1, 2021	-	-	6,000,000	600	593,118	59	2,027,032	(127,293)	(2,761,478)	(861,080)
Issuance of Series Seed Preferred Stock	456,905	46	-	-	-	-	1,249,954	-	-	1,250,000
Issuance of Class B common stock from Reg A offering	-	-	-	-	603,155	60	3,691,002	54,009	-	3,745,071
Offering costs	-	-	-	-	-	-	(539,019)	-	-	(539,019)
Issuance of warrants	-	-	-	-	-	-	118,418	-	-	118,418
Stock-based compensation	-	-	-	-	-	-	5,580	-	-	5,580
Net income (loss)	-	-	-	-	-	-	-	-	(3,262,291)	(3,262,291)
Balance at December 31, 2021	456,905	$ 46	6,000,000	$ 600	1,196,273	$ 119	$ 6,552,968	$ (73,284)	$ (6,023,769)	$ 456,680
Issuance of Series Seed Preferred Stock and Class B Common Stock	456,904	$ 45			233,285	$ 24	2,870,383	$ (3,132)		2,867,320
Offering costs							(474,771)			(474,771)
Net income (loss)									(7,073,744)	(7,073,744)
Balance at December 31, 2022	91,309	$ 91	6,000,000	$ 600	1,429,558	$ 143	$ 8,948,580	$ (76,416)	$ (13,097,513)	$ (4,224,515)

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements

FISHER WALLACE LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2022 and 2021

	December 31, 2022	December 31, 2020
Cash Flows from Operating Activities		
Net Loss	$ (7,073,744)	$ (3,262,291)
Adjustments to reconcile net loss to net cash used		
in operating activities:		
PPP loan forgiveness	-	(48,620)
Stock-based compensation	-	5,580
Changes in operating assets and liabilities:		
(Increase)/decrease in accounts receivable	-	2,302
(Increase)/decrease in inventories	(258,360)	108,210
(Increase)/decrease in security deposit	21,167	(21,167)
(Increase)/decrease in other current assets	(4,050)	(1,757)
Increase/(decrease) in accounts payable	1,495,552	87,125
Increase/(decrease) in accrued expenses	134,797	37,315
Increase/(decrease) in other current liabilities	(1,759)	1,390
Increase/(decrease) in deferred revenue	1,029,556	
Increase/(decrease) in due to related party	86,479	(43,891)
Net Cash Used in Operating Activities	(4,570,362)	(3,135,805)
Cash Flows from Financing Activities		
Proceeds from/(repayement of) loans	420,660	995,000
Loan repayments	(43,998)	(1,200,035)
Proceeds from issuance of equities	2,557,749	4,995,071
Offering costs	(165,200)	(420,600)
Net Cash Provided by Financing Activities	2,769,211	4,369,435
Net Change In Cash	(1,801,151)	1,233,630
Cash at Beginning of Period	1,929,380	695,750
Cash at End of Period	$ 128,229	$ 1,929,380
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 319,568	$ 118,667
Cash paid for income taxes	$ -	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements

NOTE 1: NATURE OF OPERATIONS

Fisher Wallace Laboratories Inc. (the "Company"), is a corporation formed on August 23, 2019 in the State of Delaware. Fisher Wallace Laboratories LLC (the "LLC"), a Delaware limited liability company organized on December 29, 2006 under common ownership and control as the Company. In September 2019, the LLC Company merged with the Company in an acquisition transaction, whereby the owners of the LLC Company agreed to exchange 100% of the interests in the LLC Company for 6,000,000 shares of Company's Class A Common Stock.

The LLC Company contributed substantially all of its assets including cash, accounts receivable, inventories, intangible assets, accounts payable and other obligations to the Company. The Company began its commercial operations with the contributed net assets of LLC in November 2019. The Company's headquarters are in New York, NY.

The Company manufactures (through a subcontractor in China) a cranial electrotherapy stimulation device, the Fisher Wallace Stimulator, which is FDA cleared for the treatment of depression, anxiety, and insomnia. The device was invented by two electrical engineers, Saul and Bernard Liss, in the 1980's, and has been on the market as an FDA sanctioned device since 1991. The device uses a mild form of alternating current to stimulate key neurotransmitters, including dopamine, serotonin and beta-endorphin, and also lowers cortisol, the stress hormone.

The Fisher Wallace Stimulator restores sleep and improves mood by using patented radio frequencies to gently stimulate the brain's production of serotonin, beta-endorphin, and other key neurochemicals. Multiple published studies, including studies performed at Harvard Medical School, have proven the safety and effectiveness of the device. Patients typically use the device twice a day for twenty minutes (once in the morning and once before bedtime). The device causes no serious side effects and is safe to use while taking medication.

The Fisher Wallace Stimulator is sold primarily to consumers directly by the Company, as well as to a handful of distributors. Most of the distributors are located in the US, there is one in Mexico, and several are in Europe.

The Company have a CE/ISO mark which allows it to sell in Europe and Mexico (COFAPRISE).

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). In accordance with ASC 805-50-45-5, for transactions between entities under common control, consolidated financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. Therefore, these consolidated financial statements include all accounts of Fisher Wallace Laboratories Inc. and Fisher Wallace Laboratories, LLC. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021. The carrying amounts reported in the balance sheets approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. Bank deposit accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and 2021, the Company's cash balances exceeded federally insured limits by $0 and $1,612,494, respectively.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined an allowance on its accounts receivable is not necessary as of December 31, 2022 and 2021.

Inventories

Inventories are stated at the lower of cost or market and accounted for using the First In First Out (FIFO) method. As of December 31, 2022 and 2021, the Company's inventory balances amounting to $292,050 and $33,690, respectively, consisted primarily of medical devices. The Company regularly evaluates inventory for possible impairment and estimate inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. If the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in costs of net revenues in the consolidated statements of operations. The Company records no impairment and obsolescence reserves against its inventory balances as of December 31, 2022 and 2021.

Patents

The Company capitalizes patent filing fees and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to be benefited, not to exceed the patent lives, which may be as long as 17 years. The Company's patent was acquired in 2019 from LLC in the capital contribution of the Company. While the management believes the patent to be an integral part of the Company's commercial operation, LLC had fully amortized the asset prior to assignment.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted January 1, 2019 and retroactively applied to the periods presented. The Company generally recognizes revenues upon shipment of its products.

<u>Shipping and Handling</u>

Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as part of sales revenue in the consolidated statements of operations.

<u>Cost of Goods Sold</u>

Cost of Goods Sold include the cost of stimulator, batteries, accessories and spare parts, device bags, labels, strap material, transportation from the manufacturer including tariffs, and mandated device testing. Starting in 2022, sales fees, including Shopify and PayPal will be expensed under advertising marketing and sales expense, rather than under cost of goods sold, as in the past..

<u>Income Taxes</u>

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

From its inception until September 2019, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated financial statements during that period.

For the period after the September 2019 conversion, the Company was taxed as a corporation. The Company pays Federal and State income taxes at rates of approximately 21% and 6.5%, respectively, and has used an effective blended rate of 26% to derive at deferred tax assets. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward, the Company has recorded a full valuation allowance to reduce the deferred tax asset to zero. As a result, the Company's net effective tax rate was 0% for the years ended December 31, 2022 and 2021.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As of December 31, 2022 and 2021, there were no dilutive securities outstanding. The basic and dilutive earnings or loss per share data are provided in the consolidated statement of operations.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company sustained net losses for the years ended December 31, 2022 and 2021, respectively, and has accumulated deficit of $13,025,184 as of December 31, 2022. The Company has not yet generated significant revenues and has negative cash flows from operating activities for the years ended December 31, 2022 and 2021, respectively. In addition, the Company faces significant economic uncertainty due to interest rate increases and the anticipated economic slowdown.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Also, see Note 9 for additional information regarding the Company's clearance to market its devices under authorization from the US Food and Drug Administration.

NOTE 4: DEBT INSTRUMENTS

The Company's loans payable as of December 31, 2022 consist of:

Shopify loans	$384,795
Clearbanc loans	$ 42,675
Loans payable	$427,470

Shopify Loans

In June and October of 2021, new accounts receivable loan agreements were entered into with Shopify Capital, having the same terms and conditions with the previous loan agreements. The Company received $350,000 and $295,000 respectively and assigned $395,500 and $333,350 respectively of Company's future receivables, with daily repayment of 17% of Company's receivables, received through the Company's Shopify ecommerce platform. The Company recorded a discount on these loans amounting to $45,500, and $38,350 respectively to be amortized to interest expense over the life of the loan. The Company repaid these loans in full in 2021 and incurred $83,850 interest expense for the year ended December 31, 2021.

On June 1, 2022, the company entered into another accounts receivable loan agreement with Shopify Capital, Inc. having the same terms and conditions as the previous loan agreements. The Company received $330,000 and assigned $372,900 of the Company's future receivables, with a discount of 42,900 to be amortized over the life of the loan.

In July and October of 2022, new accounts receivable loan agreements were entered into with Shopify Capital, having the same terms and conditions as the previous loan agreements. The Company received $360,000 and $320,000 respectively. The Company recorded a discount on these loans amounting to $46,800, and $41,600 respectively to be amortized to interest expense over the life of the loan.

As of December 31, 2022, the balance of these loans amounted to $384,795. The Company incurred $131,300 interest on these loans as of December 31, 2022.

Clearbanc Loan

On December 16, 2020, the Company entered into a loan agreement with Clear Finance Technology Corp. (Clearbanc), of which Clearbanc paid the Company' bills for advertising expenses to Google and Facebook amounting to $242,346 and $82,654, respectively, for a total of $325,000. Under this agreement, the Company assigned $364,000 of Company's future receivables which is due for payment to Clearbanc based on 20% of Company's future receivables collected on a daily basis. The loan is not subject to any collateral. The Company recorded a discount on this loan amounting to $39,000, to be amortized to interest expense over the life of the loan.

On February 24, 2021, this loan was restructured, and the Company received an additional loan of $150,000 after payment of $54,172 of principal loan. The new loan principal amount was $420,828 with a discount of $18,000. On April 28, 2021, the loan was again restructured, and the Company received an additional loan of $200,000 after a principal loan repayment of $156,005. The new loan principal amount was $464,823 with a discount of $24,000 to be amortized over the life of the loan. Balance of the loan as of December 31, 2022, amounted to $42,675. and total interest expense recognized on this loan for the period ended December 31, 2022, amounted to $55,615.

<u>PPP Loan</u>

In May 2020, the Company obtained a Paycheck Protection Program (PPP) loan from American Express National Bank amounting to $48,182. The loan is subject to interest of 1% per annum and is payable in 18 monthly installments after a deferral of 6 months. Monthly payments are calculated on a 2-year amortization basis and the balance will be payable at its maturity date on April 21, 2022. Loan balance amounted to $48,182 as of December 31, 2020. The Company filed for loan forgiveness in accordance with the CARES Act provision and received the approval on April 8, 2021. The Company recognized this loan and interest accruing on the loan amounting to $437 as income from loan forgiveness in the consolidated statements of operations for a total of $48,620.

<u>Convertible Notes</u>
From August to October 2022, the Company issued $414,500 in notes convertible to Class A shares at 8 percent interest, accrued at issuance. The notes convert at a price of $2.7358 per share. Interest payments begin the last day of the seventh month after issuance in six equal monthly installments. As of December 31, 2022, one note worth $25,000, plus $2,000 in interest had converted, leaving a total of $389,500 in principal outstanding, plus $31,160 in interest. By March 2023, all notes have converted except for $34,764 in principal and 2,781 in interest.

NOTE 5: STOCKHOLDERS' EQUITY/(DEFICIT)

<u>Capital Structure</u>

On December 22, 2021, the Company amended its certificate of incorporation to amend its authorized stock to 9,150,000 shares of common stock, consisting of 6,920,000 shares of Class A voting common stock and 2,230,000 shares of Class B non-voting common stock, and 913,809 shares of preferred stock, designed as Series Seed Preferred Stock. Each with $0.0001 par value per share.

Class A voting common stock have voting rights, while Class B nonvoting common stock do not. The common stock is subject to the rights and preferences of common stock. Preferred stockholders are entitled to certain dilution protected dividend preference over common stockholders. Series Seed Preferred Stock are convertible at the holders' option into common stock at a dilution protected 1:1 conversion rate. Series Seed Preferred stock is subject to mandatory conversion if and upon an initial public offering. Series Seed Preferred Stock are entitled to one vote per share on an as-converted basis.

<u>Common Stock</u>

As of December 31, 2022, the Company had 6,000,000 shares of Class A common stock and 1,429,558 shares of Class B common stock.

<u>Preferred Stock</u>

In December 2021, the Company issued 456,905 shares of its Series Seed Preferred Stock to an investor at $2.7358 per share, providing proceeds of $1,250,000. In March 2022, the Company issued another 456,904 shares for another $1,250,000 in cash. There are 913,809 shares of Series Seed Preferred Stock outstanding.

Class B Common Stock Warrants and Options

The Company has granted 65,556 Class B common stock warrants and 174,083 options to acquire Class B common stock at strike prices ranging from $2.42 and $5.00.

2021 Omnibus Incentive Plan

The Company adopted the *2021 Omnibus Incentive Plan* (the "Plan"), as amended and restated. The Plan permits the grant of stock options to attract and retain employees and consultants. Under the Plan, the Company issues stock options having a term of up to ten years and a strike price of no less

than fair market value of common stock. Stock option is subject to vesting restrictions determined on a case-by-case basis.

The Company has reserved 981,896 shares of common stock under the Plan. As of December 31, 2022, 807,813 shares remained available for issuance under the Plan.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company was capitalized with cash, inventory, accounts receivable, intangible assets, accounts payable and other obligations after inception from LLC in exchange for the shares of Class A Common Stock of the Company. The Company recorded these contributed assets at their verifiable book value. No goodwill or excess purchase price was allocated. Many of the most valuable assets contributed by LLC to the Company included customer lists, branding goodwill, patents and other intangibles that have no book value in these consolidated financial statements.

The Company has loans from its key employees to secure working capital amounting to $576,525 with $86,479 accrued interest as of December 31, 2022. This loan bear 5% interest per annum starting January 1, 2020 and has no fixed maturity.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Lease Commitments

Starting February of 2022, the Company entered into a new lease agreement with Acumen Capital Partners LLC for office space for a monthly rent of $7,056.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the

Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted the provisions of this standard in the year 2019 but did not have any impact since all leases are short-term in nature.

In October 2016, FASB issued ASU 2016-16, "Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory", which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 has no impact on the Company's consolidated financial statements and disclosures.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement", which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 2018-13 to have a material impact on the Company's consolidated financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

FDA Marketing Clearance

The Fisher Wallace Stimulator, our Version 1.0, is a variable output Cranial Electrotherapy Stimulation ("CES") device that has been legally marketed in the United States since 1990 when it received 510k clearances from the United States Food & Drug Administration (the "FDA") for the treatment of depression, anxiety and insomnia. In 2019, the FDA required Class III premarket approval for CES devices intended to treat depression and Class II special controls for CES devices intended to treat anxiety and/or insomnia. In order to fulfill these requirements, we were required to develop a fixed output version of our technology to ensure consistent dosage. We developed a fixed output CES device, our Version 2.0, and have submitted the results of clinical and non-clinical testing to the FDA. Pursuant to the FDA order that required new approval and clearance for our fixed output device, the marketing clearance provided to the older, variable output device is now expiring, and we must cease marketing our variable output device for the treatment of depression on April 6, 2023. We expect that the FDA will designate a date in the near future by which the marketing clearance of our variable output device to treat anxiety and insomnia will also expire. Following the expiration of marketing clearance for our variable output Version 1.0 device, we will then only be allowed to market our fixed output Version 2.0 device if and when it receives approval or clearance. We therefore expect to not generate significant revenue until and unless we obtain approval or clearance for our Version 2.0 device. We intend to apply for approval and clearance for our Version 2.0 device in markets outside the United States to mitigate the risk of not obtaining approval or clearance as well as within the United States. See March 2023 Offering Circular - *Risk Factors* – for additional information.

Management's Evaluation

Management has evaluated subsequent events through April 21, 2023, the date the consolidated financial statements were available to be issued. Based on this evaluation, management notes the following additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

DM Reg CF2 FINAL

Final Audit Report

2024-01-23

Created:	2024-01-23
By:	Ricky Volante (rvolante13@gmail.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAJjbxocmaKTSvq5nQMiccu7Denov6cU39

"DM Reg CF2 FINAL" History

Document created by Ricky Volante (rvolante13@gmail.com)
2024-01-23 - 8:29:14 PM GMT- IP address: 173.88.173.251

Document emailed to kelly@fisherwallace.com for signature
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Email viewed by kelly@fisherwallace.com
2024-01-23 - 8:39:19 PM GMT- IP address: 66.102.8.105

Signer kelly@fisherwallace.com entered name at signing as Kelly Roman
2024-01-23 - 8:39:36 PM GMT- IP address: 38.117.158.160

Document e-signed by Kelly Roman (kelly@fisherwallace.com)
Signature Date: 2024-01-23 - 8:39:38 PM GMT - Time Source: server- IP address: 38.117.158.160

Agreement completed.
2024-01-23 - 8:39:38 PM GMT